September 22, 2021

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Gary Guttenberg

Ibolya Ignat

Irene Paik

Kevin Vaughn

Re:	Babylon Holdings Limited

Amendment No. 3 to Registration Statement on Form F-4

Filed September 15, 2021

File No. 333-257694

Ladies and Gentlemen:

On behalf of Babylon Holdings Limited (the “Company”), we submit this letter in response to the comment 1 contained in the letter dated September 20, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities Exchange Commission relating to the above referenced Amendment No. 3 to Registration Statement on Form F-4 as filed by the Company on August 24, 2021 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Amendment No. 3 to Registration Statement on Form F-4

Material U.S. Federal Income Tax Considerations, page 165

1. We note that you have filed Exhibit 8.1 in response to our prior comment 2 and “express no opinion” therein as to whether the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code or as to whether gain will be recognized by U.S. Holders of Alkuri Securities under Section 367(a) of the Code. Such a carve-out is not appropriate. Please revise to opine on the material federal tax consequences to investors of the Merger. If there is significant doubt about the tax consequences, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In addition, to the extent counsel is rendering a short-form opinion, please also substantially revise the tax consequences section of the prospectus to clearly state that it is the opinion of named counsel and clearly identify and articulate the opinion being rendered. For guidance, refer to Sections III.B.2, III.C.2, and III.C4 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

U.S. Securities and Exchange Commission

September 22, 2021

Response to Comment 1:

In response to the Staff’s comment, the Company respectfully advises the Staff that counsel to the Company is unable to opine as to the qualification of the Business Combination as a “reorganization” within the meaning of Section 368(a) of the Code or as to whether gain will be recognized by U.S. Holders of Alkuri Securities under Section 367(a) of the Code. The Company respectfully submits that Section III.C.1 of Staff Legal Bulletin No. 19 specifically contemplates that counsel may be unable to opine on a material tax consequence of a transaction (“If the author of the opinion is unable to opine on a material tax consequence…”).

Counsel to the Company is unable to opine as to the qualification of the Business Combination as a “reorganization” within the meaning of Section 368(a) of the Code because of significant legal and factual uncertainty, as described in the disclosure under the heading “Certain Material U.S. Federal Income Tax Considerations—U.S. Holders—U.S. Federal Income Tax Considerations of the Business Combination to U.S. Holders”:

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First, for the Business Combination to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Company must, either directly or indirectly through certain controlled entities, either continue a significant line of Alkuri’s historic business or use a significant portion of Alkuri’s historic business assets in a business, in each case, within the meaning of Treasury regulations Section 1.368-1(d). However, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a company with investment-type assets, such as Alkuri, it is unclear under applicable law whether Alkuri’s operations and assets acquired through the Business Combination will qualify as a historic business or historic business assets for this purpose. Section III.C.1 of Staff Legal Bulletin No. 19 contemplates that counsel may be unable to opine on a material tax consequence because “the law is unclear.” In Company counsel’s judgment, this is a case where a lack of clarity in the law renders counsel to the Company unable to opine as to a tax consequence.

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Second, in order for the Business Combination to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, it generally must satisfy the requirements under either Section 368(a)(1)(B) or Section 368(a)(2)(E) of the Code. In order for the Business Combination to qualify as a Reorganization under Section 368(a)(1)(B) or Section 368(a)(2)(E) of the Code, it is necessary that a substantial part of the value of the proprietary interests in Alkuri be preserved in the Business Combination and, in order for the Business Combination to qualify as a Reorganization under Section 368(a)(2)(E) of the Code, it is necessary that Alkuri hold “substantially all” of its properties following the Business Combination. If a significant number of stockholders of Alkuri decide to redeem their Alkuri Common Stock one or both of these requirements may not be satisfied. Section III.C.1 of Staff Legal Bulletin No. 19 contemplates that counsel may be unable to opine on a material tax consequence because “the facts are currently unknown.” In this case, the relevant facts are future occurrences that are outside of the control of the Company or Alkuri and cannot be known sufficiently in advance of the Business Combination.

U.S. Securities and Exchange Commission

September 22, 2021

Finally, Section 367(a) of the Code will be applicable to the Business Combination only if the Business Combination qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Because counsel to the Company is unable to opine as to the qualification of the Business Combination as a “reorganization” within the meaning of Section 368(a) of the Code, counsel to the Company is unable to opine on any tax consequence that depends on that qualification, including the application of Section 367(a) of the Code to the Business Combination.

Counsel to the Company and counsel to Alkuri note that due to the significant legal and factual uncertainty described above, closing of the Business Combination is not conditioned on the receipt of an opinion of counsel that the Business Combination qualifies as a “reorganization” within the meaning of Section 368(a) of the Code or that no gain will be recognized under Section 367(a) of the Code, and the parties to the Business Combination Agreement acknowledged and agreed in Section 11.20 of the Business Combination Agreement that no such opinion is being provided by counsel either to the Company or Alkuri. Further, as described in the disclosure under the heading “Certain Material U.S. Federal Income Tax Considerations—U.S. Holders—U.S. Federal Income Tax Considerations of the Business Combination to U.S. Holders”, no such opinion has been or will be provided, and no assurance can be given that the relevant requirements under Section 368(a) or Section 367(a) of the Code and the Treasury regulations promulgated thereunder will be satisfied with respect to the Business Combination.

Due to the significant legal and factual uncertainty surrounding the U.S. federal income tax treatment of the Business Combination, counsel to the Company and counsel to Alkuri respectfully submit that a “should” or “more likely than not” opinion either that the Business Combination qualifies as a “reorganization” within the meaning of Section 368(a) of the Code or that no gain will be recognized under Section 367(a) of the Code would not provide accurate and complete disclosure concerning the material tax consequences of the Business Combination as required by the Staff Legal Bulletin No. 19.

The Company intends to revise the disclosure in a forthcoming amendment to the Registration Statement to clarify that counsel to the Company is unable to opine as to the qualification of the Business Combination as a “reorganization” within the meaning of Section 368(a) of the Code or as to whether gain will be recognized by U.S. Holders of Alkuri Securities under Section 367(a) of the Code.

The Company will also include a revised opinion of counsel to the Company as Exhibit 8.1, that will clarify that counsel to the Company is unable to opine as to the qualification of the Business Combination as a “reorganization” within the meaning of Section 368(a) of the Code or as to whether gain will be recognized by U.S. Holders of Alkuri Securities under Section 367(a) of the Code consistent with the requirements of Staff Legal Bulletin No. 19.

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U.S. Securities and Exchange Commission

September 22, 2021

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at mlabriola@wsgr.com or 202-973-8823.

Respectfully Submitted,

/s/ Michael Labriola
Michael Labriola
Wilson Sonsini Goodrich & Rosati, P.C.

/s/ David Sakowitz
David Sakowitz
Winston & Strawn LLP

cc:	Ali Parsadoust, Babylon Holdings Limited

Charlie Steel, Babylon Holdings Limited

Megan Baier, Wilson Sonsini Goodrich & Rosati, P.C.

David Sharon, Wilson Sonsini Goodrich & Rosati, P.C.